DPW HOLDINGS, INC.

June 3, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Amanda Ravitz

Assistant Director

Re:	DPW Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A Filed May 16, 2019

File No. 001-12711

Dear Ms. Ravitz:

DPW Holdings, Inc. (the “Company”) hereby submits a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a conversation held between a member of the Staff and the Company on May 31, 2019 relating to the Preliminary Proxy Statement on Schedule 14A referenced above.

The Company’s responses are numbered to correspond to the Staff’s orally provided comments and are filed in conjunction with the amended Proposal No. 5 attached hereto as Exhibit A to be included in the revised preliminary proxy statement (the “PRER 14A”) or the definitive proxy statement (the “DEF 14A”), as the case may be. For your convenience, each of the Staff’s orally provided comments has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. Regarding the prior reverse split effectuated on March 14, 2019, provide your analysis of whether the reverse split achieved the intended, disclosed objectives or the objective disclosed in the pending proxy statement.

Response No. 1. The Company believes that the prior reverse split effectuated on March 14, 2019 (the “March Split”) did achieve the intended objectives, as the closing market price (“CMP”) on that date was $1.68, substantially above the $1.00 market price that the NYSE American prefers the issuers listed on this national securities exchange maintain, and well above the market prices that lead it to issue letters of various kinds to its listed issuers.

That being said, two significant events occurred that had a materially adverse impact on the market price of the Company’s common stock, one of which was entirely unrelated to the March Split, and one that may have been related to it. However, despite having looked into the matter in some detail, the Company cannot state definitively whether, and if so how, the March Split affected the market price, and therefore this assessment remains no more than informed speculation.

As the revised Proposal 5 explains, the first to occur of these events was a precipitous drop in the market price near the end of the trading day of March 15, 2019. As noted above, the CMP on March 14, 2019 was $1.68. While this price level was not fully sustained during the trading day of March 15, 2019, in the last few minutes the price dropped precipitously, with the CMP being $0.71. Given that this occurred on the first complete trading day following the announcement of the March Split, it is difficult to avoid the conclusion that the sudden drop in the market price was in fact associated with it in some manner. However, the Company remains unaware of how this occurred.

The second event that caused a significant slide in the market price of the Company’s common stock was the Company’s press release dated March 29, 2019, which announced the pricing of a public offering. On April 3, 2019, the Company announced that this public offering had closed on April 2, 2019. On March 28, 2019, the CMP was approximately $0.71, only slightly lower than the CMP on March 15, 2019, meaning that the CMP was substantially steady for the two weeks following the March Split. On March 29, 2019, however, the CMP was approximately $0.29. This drop in the market price was clearly occasioned by the announcement of the pricing of the public offering and was entirely unrelated to the March Split.

Consequently, the Company does believe that the March Split had its intended effect, with the caveat that it never assumed that the market price would be affected in precisely the proportion of the March Split itself, which rarely happens when any issuer effectuates a reverse stock split. As discussed above, while the first, entirely unforeseen, event could be seen as undermining this conclusion, the Company firmly believes that a thorough review of the events that occured subsequent to the March Split reinforces its conclusion that it did indeed have its intended effect.

Comment No. 2. Also tell us the basis for your belief that the information need not be disclosed in the pending proxy statement.

Response No. 2. While the Company originally believed that since all the information supplied above was a matter of public record no additional disclosure was required, after discussions with the Staff the Company no longer holds that belief, as reflected in the revised Proposal 5 attached hereto as Exhibit A, which the Company intends to insert into the pending proxy statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact our general counsel Henry Nisser at (646) 650-5044.

Very truly yours, /s/ Milton C. Ault, III Milton C. Ault, III Chief Executive Officer